

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Kevin Danahy
Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

  Re: Pulse Biosciences, Inc.
    Registration Statement on Form S-3
    Filed April 3, 2024
    File No. 333-278494

Dear Kevin Danahy:

  We have conducted a limited review of your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed April 3, 2024

Cover Page

1. With a view to disclosure, please tell us what consideration you gave to including a floor price for the offer.

Certain U.S. Federal Income Tax Consequences, page 31

2. Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction "are material to an investor and a representation as to tax consequences is set forth in the filing." We note your disclosure that you "believe and intend to take the position that the distribution of the subscription rights in connection with the Rights Offering generally should not be a taxable event to holders of [y]our common stock for U.S. federal income tax purposes." Please file a tax opinion as an exhibit to the filing. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

3.   We note that your heading refers to a discussion of "certain" U.S. federal income tax consequences. Please revise to refer to all material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin 19.

Exhibits

4.   We note that the legal opinion provided by Baker & Hostetler LLP assumes "with respect to Rights Shares and the Warrant Shares, that there will be sufficient shares of Common Stock authorized under the Company's organizational documents that are not otherwise reserved for issuance". Please revise the legal opinion to remove this assumption. Refer to Section II.B.3 of Staff Legal Bulletin 19.

5.   We note that your filing fee table is registering common stock issuable upon exercise of subscription rights and exercise of warrants with a maximum aggregate offering price of $126,000,000. We note, however, that you are registering 6,000,000 units, consisting of one share of common stock and 6,000,000 shares of common stock underlying the warrants included in the units, with a potential initial price of $10.00 per unit. Please reconcile the maximum aggregate offering price in your filing fee table with the aggregate offering value disclosed in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Adam Finerman, Esq.